FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors Presentation filed with the Israeli Securities Authority on April 6, 2017

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  April 6, 2017

3

 April 2017

 This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995. Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Elron’s and its group companies’ fields of operation; failure to obtain regulatory approvals; failure to meet goals; failure or delay in recruiting the number of patients or samples necessary to complete clinical trials; failure or delay in correcting defects or the discovery of additional defects; clinical trial results; inability to realize technologies; modifications in technologies; modifications in work plan, goals and/or strategy; or if any risk associated with Elron and its group companies and the course of clinical trials and their results occurs.  *

 *

 * Including RDC  *  2016: $40m invested in 11 group companies; a $15m dividend distributed; liquid resources balance of $34m at year end; loss of $27m

 *

 OUR INVESTMENT:$29M  OUR HOLDING:30%  *

 Sources: American Heart Association: Heart Disease and Stroke Statistics Report – 2015; BrainsGate website: http://brainsgate.com/eng/page.php?id=3&instance_id=9.   *

 Sources: 2015 AHA/ASA Focused Update of the 2013 Guidelines for the Early Management of Patients With Acute Ischemic Stroke Regarding Endovascular Treatment. Stroke. 2015 Oct;46(10):3020-35; American Heart Association: Heart Disease and Stroke Statistics Report – 2010; 2016; American Heart Association: Temporal Trends in Patient Characteristics and Treatment With Intravenous Thrombolysis Among Acute Ischemic Stroke Patients at Get With the Guidelines–Stroke Hospitals, Schwamm, Circ Cardiovasc Qual Outcomes. 2013;6:543-549.  *

ISS: THE ISCHEMIC STROKE SYSTEM



Implant
Implantation site
GuideView
C. Controller
A. Transmitter
B. Driver

TREATMENT REGIMEN:

- 5 daily stimulation sessions, of 4 hours each
- The neurologist performs the implantation (which is brief and simple), with the aid of a navigation system

SPG (sphenopalatine ganglion) = supplies parasympathetic innervation to the anterior cerebral circulation and some of the posterior circulation

Transmitter = emits RF waves which energize the implant

Implant = delivers electrical pulses to the SPG

GuideView = helps navigate the implant through the canal to its correct position near the SPG using a patient's CT

BrainsGate's ISS is an investigational device, not approved for marketing.

11

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 OUR INVESTMENT:$64M  OUR HOLDING:67%  *

THE METHODS USED IN ORGANISM IDENTIFICATION HAVEN'T CHANGED IN MORE THAN 100 YEARS

BACTERIA CULTURING: THE DIAGNOSTICS OF YESTERDAY

Since the 19th century, microbiology testing has been done by culturing bacteria in petri dishes



- **Expensive:** Requires reagents and skilled lab technicians
- **Manual:** Prone to human error, limited throughput
- **Inefficient:** Large lab footprint
- **Lengthy:** Diagnosis that relies on culturing bacteria to reach sufficient concentration levels takes days

CONSEQUENCES

- Over-/mis-prescribing antibiotics while awaiting lab results (promotes antibiotic resistance)
- Costly lab tests

AUTOMATED LAB SYSTEM: THE DIAGNOSTICS OF TOMORROW

In the 21st century, **POCARED** *developed a technology for automatically identifying bacteria in body fluids, by identifying their optical "fingerprint"*

RAPID & AFFORDABLE TESTING





15

 The Analyzer employs algorithms that determine which wavelength to choose, and detect the organism’s “optical fingerprint”  P-1000 Analyzer  Sample Processor  User interface  The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.  *

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 OUR INVESTMENT:$12M  OUR HOLDING:35%  *

 *  Cartilage does not possess spontaneous healing potential  There are no treatments that halt the progression of osteoarthritis (OA)  Sources: CDC website: http://www.cdc.gov/arthritis/basics/osteoarthritis.htm, http://www.cdc.gov/nchs/fastats/inpatient-surgery.htm; Losina E, et al (2015) Arthritis Care & Research 67(2), 203-15; McCormick F, et al (2014) Arthroscopy 30(2), 222-26.

 *  12 months post-op  6 weeks post-op  3 weeks post-op  The Agili-C is investigational in the U.S., and CE-marked in the EU.

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 *

 *

 OUR INVESTMENT:$4M  OUR HOLDING:22%  *

 *  Sources: CSA and Skyhigh: “Survey of IT leaders reveals the challenges of cloud security”, https://www.skyhighnetworks.com/csa-report-2/; betanews: Almost a third of IT professionals ignore cyber security alerts, https://betanews.com/2016/06/28/one-third-ignore-security-alerts/; SecurityWeek.com: False Positive Alerts Cost Organizations $1.3 Million Per Year: Report, http://www.securityweek.com/false-positive-alerts-cost-organizations-13-million-year-report.

 *  Security for Technology and Service Providers  Observer continuously records every activity on every endpoint and server in the network, and stores them on a centralized server where they can be retained for years.Enables investigating any alert  Analyzer continuously & automatically connects the dots between millions of events to identify the causality chain behind every alert, providing a graphical timeline back to the root cause.Enables weeding out false positives  Responder gives security and IT people the ability to remotely access and surgically resolve any threat on any host without disrupting the user or impacting productivity.Tools for remediating threats immediately

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 *

 OUR INVESTMENT:$6M  OUR HOLDING:40%  *

 *  Source: ScienceLogic Annual Report on Hybrid IT Trends, http://www.sciencelogic.com/cloud-adoption-survey/   Migrating the proper workloads and building the right mix of clouds is tough  Enterprises are struggling to build a single, accurate picture to govern cloud resource usage  Cost and performance inefficiencies reduce cloud transformation ROI

CLOUDYN'S APPROACH TO SMARTER CLOUDS

1. GRANULAR VISIBILITY

VISUALIZE CLOUDS & CLOUD METRICS:

- ▹cost
- ▹utilization
- ▹consumption
- ▹performance

2. ENTERPRISE-WIDE ACCOUNTABILITY

ANALYZE, IDENTIFY & GOVERN:

- ▹abnormal consumption
- ▹spiky costs
- ▹unused resources
- ▹potential savings

3. AGILITY AND FLEXIBILITY

DYNAMIC RESOURCE ALLOCATION:

- ▹by cloud provider
- ▹by application stack
- ▹by resource type
- ▹across the organization

4. CONTINUOUS IMPROVEMENT

FINANCIAL-DRIVEN OPTIMIZATION:

- ▹reserved capacity mgmt
- ▹cost-driven smart-sizing
- ▹resources relocation, reuse
- ▹for any VM, DB

34

*

 OUR INVESTMENT:$5.2M  OUR HOLDING:39%  *

 *        Sources: United States Government Accountability Office, Information Technology: Additional Actions and Oversight Urgently Needed to Reduce Waste and Improve Performance in Acquisitions and Operations, GAO-15-675T, Jun 10, 2015, http://www.gao.gov/assets/680/670745.pdf; Tenemos, Banks are stuck in spaghetti junction, Aug 20, 2015, https://www.temenos.com/en/market-insight/retail-insight/banks-are-stuck-in-spaghetti-junction/

 *  OPENLEGACY REVOLUTIONIZES LEGACY MODERNIZATION, OFFERING INDEPENDENCE FROM EXPENSIVE VENDORS, AND ELIMINATING HIGH COSTS AND HIGH RISK  Magic Quadrant for Full Life Cycle API Management

 *  Source: publicly available information  GOOGLE acquires APIGEE for $625mSep 2016   IBM and ANZ Bank complete integration of 20 new APIs after 1 year, as part of $315m partnershipOct 2016   MULESOFT goes public at $2b valuation (currently traded at ~$2.8b)Mar 2017

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 1 Includes Elron’s d

irect holdings and its effective indirect holdings through RDC and RDSeed. Includes investments made after Dec. 31, 2016.2 Includes Elron’s balance and 50.1% of RDC’s balance.3 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.  Holdings in companies 1  Book value at Dec. 31, 2016 ($m)  Amount invested ($m)  Associates and consolidated companies:      Pocared (67%)  16.3  59.9  BrainsGate (30%)  3.3  29.1  CartiHeal (35%)  3.7  11.7  PLYmedia (23%)  -  2.5  Others  13.3  21.5  Companies presented at fair value:      Notal Vision (21%)  15.3  12.8  Others  4.6  18.6  Total Holdings  56.5  156.1  Fair value of contingent consideration from sale of companies 2  4.8  4.8  Cash (as of Mar. 21, 2017) 2  32.6  32.6  Financial assets, net (as of Mar. 21, 2017) 2  27.8  27.8  TOTAL 3  121.7  221.3  Price per share on TASE (in $) (as of Apr. 2, 2017)    5.01  Elron’s market value (as of Apr. 2, 2017)    149.0  *